EXHIBIT 12


STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES


Dollar Amounts              December 30,     December 31,
in Thousands                   1995             1994*


Earnings before provision   $211,847         $116,342
for income taxes and
minority interest

Fixed charges                 47,584           42,954

Less:  Capitalized              (260)            (260)
interest, net of current
period amortization

Total earnings as adjusted  $259,691         $159,556

Fixed charges:
  Interest (including       $ 45,765         $ 41,379
  interest expenses and
  capitalized interest)

  Portion of rents             1,819            1,575
  representative of the
  interest factor

Total fixed charges         $ 47,584         $ 42,954

Ratio of earnings to               5.46<F1>         3.71<F2>
fixed charges

*Amounts have been restated as more fully described in Note
2 - Restatement of Financial Information.

<F1> Excluding the effects of the gain on sales of the
Sports Optics Division and restructuring charges described in the Notes To Financial Statements, the ratio of earnings to fixed charges at December 30, 1995 would have been 5.26.

<F2> Excluding the effect of the goodwill impairment charge
described in the Notes To Financial Statements, the ratio of earnings to fixed charges at December 31, 1994 would have been 5.46.